FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item
1.	Material Fact

Santiago (Chile), August 12, 2005

Messrs.

Chilean Securities Commission

Ladies and gentlemen:

Re: COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (“ARAUCO”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Chilean Securities Commission the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

1) The Board of Directors of ARAUCO, in a meeting held on August 11, 2005, agreed to resume the operations of San José de la Mariquina Pulp Mill, which was shut down by voluntary decision since the beginning of June 2005 in order to clarify with the regional environmental authority the technical-juridical conditions allowing a safe and steady functioning of the mill.

2) As per June 6th, 2005 Resolution, COREMA X Region modified the environmental permit of year 1998 which authorized the mill’s construction, introducing substantial limitations to its liquid effluents, making its operation unfeasible. ARAUCO requested the resolution to be reconsidered, which was partially accepted, asking as well to clarify some doubts regarding other technical aspects. At the same time, during the last weeks, our professional teams have been strongly working with the cooperation of the best foreign experts, on a technical plan to comply with the new parameters.

3) As a result of the above, the mill is in condition to resume operations, but with a limit of 80% of its production capacity, and in order to reach the production originally authorized, the mill will have to make modifications and make technical investments in order to fulfill the new requirements established by COREMA X Region.

4) The mill was stopped during 64 days, and as previously informed to this Commission, it has been estimated that each day of paralization represents a loss of sales for US$1,000,000.- and a minor profit of US$250,000.- Therefore, the minor sales represented US$64,000,000.- and the minor profit was of US$16,000,000.-

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c. Bolsa de Comercio de Santiago-

La Bolsa Nº 64- Santiago.

Bolsa Electrónica de Chile-

Huérfanos 770, piso 14- Santiago

Bolsa de Valores de Valparaíso-

Casilla 218-V- Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: August 12, 2005	By:	/s/ MATIAS DOMEYKO
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer